FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact:	Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	Liraz Kalif / Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

TEVA ANNOUNCES DEPARTURE OF NORTH AMERICAN CEO

WILLIAM S. MARTH TO BECOME CEO OF TEVA NORTH AMERICA

FOR IMMEDIATE RELEASE

Jerusalem, Israel, January 10, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that George S. Barrett, Chief Executive Officer, Teva North America, Corporate Executive VP, Global Pharmaceutical Markets has resigned from the Company and that William S. Marth, currently President and Chief Executive Officer of Teva USA, will replace Mr. Barrett and assume the additional role of Chief Executive Officer of Teva North America effective immediately.  Mr. Barrett, who is leaving to become Vice Chairman of Cardinal Health and CEO of its Healthcare Supply Chain Services Sector, will remain with Teva through the end of January 2008 to assist in the transition.

Mr. Marth, age 53, who has 30 years experience in the pharmaceutical industry and close to a decade with Teva, will be responsible for North America, including the U.S.  Mr. Marth has run the U.S. generics business where he has handled much of the day-to-day commercial activities since his appointment as EVP in 2002 and has been President and Chief Executive Officer of Teva USA since 2005.  He has overseen a number of significant product launches, most notably the December launch of generic Protonix, and two of the largest launches in the history of U.S. generics, Simvastatin and Pravastatin in 2006.  Mr. Marth, will continue to be based in Teva`s North American headquarters in North Wales, PA and will report directly to Teva President and CEO, Shlomo Yanai.

"We greatly appreciate George`s leadership and the significant contributions he has made to Teva over the years and wish him continued success in the future," said Teva`s President and CEO Shlomo Yanai.  "Teva has never been more solidly positioned in the North American market than it is today and given Bill`s enormous success in leading our U.S. generics business, he is the obvious choice to assume this role.  With Bill`s deep industry experience, training and institutional knowledge of Teva, I am confident that he will continue to lead us to growth in this critical region."

Mr. Barrett added, "Leaving Teva was a very difficult decision for me, as I have enjoyed working with so many colleagues, both here and around the world, building this unique global pharmaceutical company.  I will leave knowing that Teva`s global leadership team is strong and that Bill, with whom I have worked so closely over the years and his entire team in North America, will continue their enormous contributions to Teva`s growth."

"This is a particularly exciting time for Teva and I look forward to building on our success in North America and having an even greater role with the investment community.  George has been not only a colleague but also a friend and someone whom I have learned a great deal from over the many years that we`ve worked side-by-side and I wish him all the best," said Mr. Marth.

Mr. Marth assumed the position of president and CEO of Teva USA in 2005.  Prior to that, he served as Executive Vice President and as Vice President of Sales and Marketing of Teva USA.  Before joining the Company, Mr. Marth served in various leadership positions with the Apothecon Division of Bristol-Myers Squibb.  Mr. Marth serves on various boards and committees, including the Teva Executive Committee and as Vice Chairman of the Generic Pharmaceutical Association (GPhA).  Mr. Marth has a B.Sc. in pharmacy from the University of Illinois and an M.B.A. from the Keller Graduate School of Management in Chicago, Illinois.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva's ability to accurately predict future market conditions including pricing and  margins with regard to sales of the generic version of Protonix®, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® Famvir® and Protonix®, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: January 10 , 2008

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